Table of Contents

Banco Bradesco S.A.
Exhibit 6.1

Bradesco ADR
Earnings per share	December 31,
	2001	2002	2003
Weighted average number of preferred shares outstanging (in shares)	70,580,416	70,982,956	75,860,162
10% right for preferred shares	7,058,000	7,098,296	7,586,016
Adjusted weighted average number of preferred shares outstanding
(in shares) for EPS calculation	77,638,416	78,081,252	83,446,178

Weighted average number of preferred shares outstanging (in shares)	72,667,793	72,446,557	76,960,037

Total weighted average number of shares outstanding (in shares) (A)	150,306,209	150,527,808	160,406,215

Net income (in millions of reais) (B)	R$2,270	R$2,142	R$2,302

EPS for common shares (B)/(A)=(C)	R$15.11	R$14.23	R$14.35
EPS for preferred shares (C) + 10%	R$16.62	R$15.65	R$15.79